

Austin Huff · 3rd

First time founder **|** Growth Curator | Story Teller | Your #1 Hypeman

Austin, Texas Metropolitan Area · **Contact info**

500+ connections

 hound

 **Texas State University**

Experience



Co-founder & Head of growth
hound · Full-time
Jan 2021 – Present · 1 yr
Austin, Texas Metropolitan Area

We exist to empower job seekers and employees, provide great tools for employers, and foster community in the pet care industry. We will become the industry standard, go-to platform for jobs and culture in pet care.

Built by and for pet care professionals. This is going to be awesome 🎉



Founder
Pet Care Collective
Apr 2021 – Present · 9 mos
Austin, Texas Metropolitan Area

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry. We're better together.

...see more



Sr. Business Development Manager
Vetstoria · Full-time
Jan 2020 – Oct 2021 · 1 yr 10 mos
Austin, Texas

Vetstoria is the world's #1 veterinary appointment booking engine. We drive millions of bookings annually in 20 countries and funnel hundreds of millions in revenue for our partnered clinics.

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Lead Development Representative
Care.com HomePay
2018 – 2020 · 2 yrs

Care.com HomePay is the world leader in household employment tax and payroll. HomePay serves thousands of employers with a fully encompassing HRM solution to eliminate the stress, time, and complexities of payroll compliance.



Construction Manager
Brookfield Residential
2017 – 2018 · 1 yr
Austin, Texas Area

Brookfield Residential is a leading North American new home builder and land developer with one goal in mind - to create the best places to call home.

Brookfield is achieving this by revolutionizing the buying and building experience f(...see more

Show 3 more experiences ⌄

Education



Texas State University
Bachelor's Degree, Business Management, 3.6 GPA
2014 – 2017
Activities and Societies: Founding Father of Fraternity, Alpha Sigma Phi, Member of the Texas State Football team from 2014-2015.

Volunteer experience



Camera Operator
Hill Country Fellowship - Church
2010 – 2014 · 4 yrs
Education

Leveraged my attention to details in a very sophisticated camera operation system, which helped in establishing credible technical skills.

Duties included: Organization of the Church service by following the pastor throughout the sermon. Made transitions from various camera angles to provide the audience with the best captivating experience.